UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51889

TWO RIVER BANCORP
(Exact name of registrant as specified in its charter)

766 Shrewsbury Avenue

Tinton Falls, New Jersey 07724
(732) 389-8722

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, no par value per share

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 4, 2019	By:	/s/ A. Richard Abrahamian
A. Richard Abrahamian
Executive Vice President
and Chief Financial Officer
Two River Bancorp

(1)

The Series A Junior Participating Preferred Stock purchase rights (the “Rights”) were redeemed by the Registrant on August 8, 2019 pursuant to the terms of the Shareholder Rights Agreement, dated July 20, 2011 (the "Rights Agreement"), by and between Registrant and Computershare, successor in interest to Registrar and Transfer Company, as rights agent. Registrant filed a Form 8-A to register the Rights on August 1, 2011.